Exhibit 99.1

AUSTIN GOLD CORP.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Expressed in United States dollars)

AUSTIN GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Unaudited - Expressed in United States dollars

		June 30,	December 31,
	Note	2026	2025
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$373,080	$573,159
Short-term investments	4	1,519,653	2,571,468
Receivables and other	5	212,998	80,419
		2,105,731	3,225,046
Non-current assets
Marketable securities		11,932	22,138
Exploration and evaluation (“E&E”) assets	6	4,568,484	5,145,112
Property and equipment		12,416	6,966
Total assets		$6,698,563	$8,399,262
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7, 9	$108,281	$128,924
		108,281	128,924
EQUITY
Share capital	8	17,209,080	17,209,080
Other reserves	8	3,370,089	3,351,326
Accumulated other comprehensive income (loss) (“AOCI”)		(574,949)	(574,949)
Deficit		(13,413,938)	(11,715,119)
		6,590,282	8,270,338
Total liabilities and equity		$6,698,563	$8,399,262
Nature of operations and going concern	1
Commitments	11

Approved on behalf of the Board of Directors:

“Tom S.Q. Yip”	“Dennis L. Higgs”
Tom S.Q. Yip	Dennis L. Higgs
Chair of the Audit Committee and Lead Director	Executive Chairman, Chief Executive Officer and Director (together, the “CEO”)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Unaudited - Expressed in United States dollars, except for share data

		For the three months ended		For the six months ended
	Note	June 30,	June 30,	June 30,	June 30,
		2026	2025	2026	2025
Administrative expenses
Management salaries and consulting fees	9	$187,967	$155,619	$344,950	$312,634
Professional fees		75,641	47,260	257,766	114,222
Listing and filing fees		17,846	3,133	171,558	67,861
Insurance		52,608	55,506	101,994	120,249
General and administrative		9,590	9,583	21,557	21,750
Share-based compensation	8, 9	5,985	40,171	18,763	180,368
Shareholder information		12,395	10,230	15,638	13,813
Travel expenses		2,870	3,782	9,762	18,392
Investor relations and marketing		4,340	24,245	4,827	44,424
Depreciation		1,145	694	1,695	1,389
Operating loss		(370,387)	(350,223)	(948,510)	(895,102)
Write-off of E&E assets	6	(769,936)	—	(770,774)	(770)
Unrealized fair value (loss) gain on marketable securities		(6,634)	5,356	(10,206)	1,332
Foreign exchange (loss) gain		(4,124)	3,797	(7,872)	3,835
Interest and finance income		15,936	45,569	38,693	95,845
Loss before taxes		(1,135,145)	(295,501)	(1,698,669)	(794,860)
Current income tax expense		—	—	(150)	(150)
Net loss and comprehensive loss for the period		$(1,135,145)	$(295,501)	$(1,698,819)	$(795,010)
Loss per share - basic and diluted		$(0.08)	$(0.02)	$(0.12)	$(0.06)
Weighted average number of common shares outstanding		13,693,001	13,271,750	13,693,001	13,271,750

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - Expressed in United States dollars

		For the three months ended		For the six months ended
	Note	June 30,	June 30,	June 30,	June 30,
		2026	2025	2026	2025
Cash flows used in operating activities
Net loss for the period		$(1,135,145)	$(295,501)	$(1,698,819)	$(795,010)
Items not affecting cash:
Current income tax expense		—	—	150	150
Depreciation		1,145	694	1,695	1,389
Interest and finance income		(15,936)	(45,569)	(38,693)	(95,845)
Share-based compensation	8	5,985	40,171	18,763	180,368
Unrealized fair value loss (gain) on marketable securities		6,634	(5,356)	10,206	(1,332)
Unrealized foreign exchange loss (gain)		1,155	(1,305)	1,514	(1,344)
Write-off of E&E assets	6	769,936	-	770,774	770
Changes in non-cash working capital items:
Receivables and other		(159,381)	(135,637)	(122,079)	(72,065)
Accounts payable and accrued liabilities		(49,529)	(39,398)	(22,109)	(26,142)
Income taxes paid		—	-	(150)	(150)
Net cash used in operating activities		(575,136)	(481,901)	(1,078,748)	(809,211)
Cash flows generated by investing activities
Expenditures on E&E assets		(131,504)	(120,571)	(201,323)	(324,790)
Interest received		23,083	82,589	40,508	97,007
Purchase of property and equipment		(7,145)	—	(7,145)	—
Purchase of short-term investments		(850,000)	(2,250,000)	(850,000)	(2,250,000)
Redemption of short-term investments		1,150,000	2,600,000	1,900,000	3,350,000
Net cash generated by investing activities		184,434	312,018	882,040	872,217
Increase (decrease) in cash and cash equivalents for the period		(390,702)	(169,883)	(196,708)	63,006
Cash and cash equivalents, beginning of period	3	765,529	614,892	573,159	381,899
Effect of foreign exchange rate changes on cash and cash equivalents		(1,747)	3,756	(3,371)	3,860
Cash and cash equivalents, end of period	3	$373,080	$448,765	$373,080	$448,765

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Unaudited - Expressed in United States dollars, except for share data

		Number of
		common	Share	Other
	Note	shares	capital	reserves	AOCI	Deficit	Total
Balance - December 31, 2024		13,271,750	$16,568,175	$3,390,199	$(574,949)	$(10,099,253)	$9,284,172
Value assigned to share options vested	8	—	—	200,815	—	—	200,815
Net loss for the period		—	—	—	—	(795,010)	(795,010)
Balance - June 30, 2025		13,271,750	$16,568,175	$3,591,014	$(574,949)	$(10,894,263)	$8,689,977
Balance - December 31, 2025		13,693,001	$17,209,080	$3,351,326	$(574,949)	$(11,715,119)	$8,270,338
Value assigned to share options vested	8	—	—	18,763	—	—	18,763
Net loss for the period		—	—	—	—	(1,698,819)	(1,698,819)
Balance - June 30, 2026		13,693,001	$17,209,080	$3,370,089	$(574,949)	$(13,413,938)	$6,590,282

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026 and 2025
Expressed in United States dollars, except for share data

1. NATURE OF OPERATIONS AND GOING CONCERN

(a) Nature of operations

Austin Gold Corp. (the “Company”) was incorporated on April 21, 2020, in British Columbia (“BC”), Canada. The Company is a reporting issuer in BC and its common shares are traded on the NYSE American stock exchange under the symbol “AUST”. The Company’s address is the 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

The Company is focused on the acquisition, exploration and evaluation of mineral resource properties primarily in the western United States of America (“USA”).

The Company has not yet determined whether its mineral resource properties contain mineral reserves that are economically recoverable. The continued operation of the Company is dependent upon the preservation of its interest in its properties, the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration, evaluation and development of such properties and upon future profitable production or proceeds from the disposition of such properties.

(b) Going concern assumption

These unaudited condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from June 30, 2026. For the six months ended June 30, 2026, the Company incurred a net loss of $1,698,819 and used cash in operating activities of $1,078,748. As at June 30, 2026, the Company has an accumulated deficit of $13,413,938 that has been funded by equity financings.

The Company has no current source of revenue or cash flow from operating activities, has incurred ongoing losses and expects to incur further losses in the advancement of its business. To address its financing requirements, the Company plans to seek financing through, but not limited to, debt financing, equity financing and strategic alliances. However, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of or eliminate one or more of its exploration programs, or relinquish some or all of its rights under existing mineral lease and option agreements.

On February 10, 2026, the Company entered into an At-The-Market Offering Agreement (“ATM Agreement”) with H. C. Wainwright & Co., LLC (the “Lead Manager”) as lead manager and Roth Capital Partners, LLC as co-manager, pursuant to which the Company may, from time to time and at its sole discretion, offer and sell common shares of the Company through the Lead Manager in accordance with the applicable securities laws and any effective registration statement and prospectus then in effect. As at June 30, 2026, the Company has not issued any common shares under the ATM Agreement (refer to note 8).

The above factors give rise to material uncertainties that raise substantial doubt on the Company’s ability to continue as a going concern. If the going concern assumption were not appropriate for these unaudited condensed interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported expenses and the condensed interim consolidated statement of financial position classifications used. Such adjustments could be material.

2. MATERIAL ACCOUNTING POLICY INFORMATION

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Company’s material accounting policy information applied in these unaudited condensed interim consolidated financial statements are the same as those disclosed in note 3 of the Company’s audited annual consolidated financial statements for the years ended December 31, 2025, 2024 and 2023. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026 and 2025
Expressed in United States dollars, except for share data

2. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

The functional currency of the Company and its subsidiary is the United States dollar (“USD” or “$”). The presentation currency of these unaudited condensed interim consolidated financial statements is USD. Any reference to Canadian dollars is denoted by “C$” or “CAD”.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 5, 2026.

(b) Significant accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant accounting policy judgments include:

●	The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available for advancement of its business activities and to meet working capital requirements, the outcome of which is uncertain (refer to note 1(b)); and
●	The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and concluded that no impairment indicators exist as of June 30, 2026.

(c) New accounting standards and recent pronouncements

The following standards, amendments and interpretations have been issued but are not yet effective:

●	In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The new standard on presentation and disclosure in financial statements focuses on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is in the process of assessing the impact of this standard.

There are no other IFRS Accounting Standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a significant impact on the Company.

3. CASH AND CASH EQUIVALENTS

As at June 30, 2026, the composition of cash and cash equivalents consists of cash in the amount of $373,080 (December 31, 2025 – $573,159). The Company does not hold any term deposits with an original maturity date of less than three months.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026 and 2025
Expressed in United States dollars, except for share data

4. SHORT-TERM INVESTMENTS

	June 30,	December 31,
	2026	2025
Redeemable short - term investment certificates (“RSTICs”)	$1,519,653	$656,567
Term deposits	—	1,914,901
	$1,519,653	$2,571,468

As at June 30, 2026, the RSTICs mature between July 23, 2026 and June 7, 2027.

5. RECEIVABLES AND OTHER

	June 30,	December 31,
	2026	2025
Prepaid expenses and deposits	$201,181	$66,615
Tax receivables	11,817	13,804
	$212,998	$80,419

6. E&E ASSETS

The E&E assets of the Company, by property and nature of expenditure, as of June 30, 2026 were as follows:

	Stockade	Lone	Kelly	Fourmile
	Mountain	Mountain	Creek	Basin	Total
Balance - December 31, 2025	$2,433,951	$1,941,225	$769,936	$—	$5,145,112
E&E expenditures:
Acquisition costs	25,000	—	—	—	25,000
Assays	293	—	—	—	293
Consulting	37,965	84,104	—	750	122,819
Field supplies and rentals	43	790	—	—	833
Field work	6,701	—	—	—	6,701
Geophysics	5,650	4,163	—	—	9,813
Government payments	3,364	—	—	—	3,364
Technical and assessment reports	22,431	525	—	—	22,956
Travel	473	1,806	—	88	2,367
Write-off of E&E assets	—	—	(769,936)	(838)	(770,774)
Total E&E expenditures	101,920	91,388	(769,936)	—	(576,628)
Balance - June 30, 2026	$2,535,871	$2,032,613	$—	$—	$4,568,484

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026 and 2025
Expressed in United States dollars, except for share data

6. E&E ASSETS (Continued)

(a) Stockade Mountain Project (Oregon, USA)

The Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC (“BMR”) to lease a 100% interest in the Stockade Mountain Project.

Under the terms of the agreement, the Company is subject to the following pre – production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000	Paid
November 16, 2024	$25,000	Paid
May 16, 2025	$25,000	Paid
November 16, 2025	$25,000	Paid
May 16, 2026	$25,000	Paid
November 16, 2026 and every six months thereafter	$25,000

BMR will retain a 2.0% net smelter return royalty on claims owned by BMR and 0.25% net smelter return royalty on third - party claims acquired within the area of influence around the property. Payments to BMR totaling $10,000,000 in any combination of pre - production payments, production or minimum royalties will reduce the production royalties on wholly owned claims from 2.0% to 1.0%.

(b) Lone Mountain Project (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Lone Mountain Project with NAMMCO. Under the terms of the agreement, the Company is subject to the following pre-production payments:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000	Paid
November 1, 2025	$30,000	Paid
November 1, 2026 and every year thereafter(1)	$40,000
(1)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

The Company is required to incur the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	Completed
September 1, 2026	$300,000	Completed
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress
(1)	The work commitment terminates when $1,800,000 has been spent on the property.

Any mineral production on the claims is subject to a 3.0% net smelter return royalty. The net smelter return royalty can be reduced from 3.0% to 2.5% for $2,000,000. The Company has the option to purchase the entire interest in the project, except for the royalty, once there is a discovery of at least 500,000 ounces of gold (or equivalent in other metals) or a pre-feasibility study has been completed. The Company may exercise this option by payment of $2,000,000, reduced by the pre-production payments paid to the date of purchase.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026 and 2025
Expressed in United States dollars, except for share data

6. E&E ASSETS (Continued)

(c) Kelly Creek Project (Nevada, USA)

The Company entered into an Exploration and Option to Enter Joint Venture Agreement (the “Agreement”) with Pediment Gold LLC (“Pediment”), a subsidiary of URZ3 Energy Corp. (“URZ”) (formerly Nevada Exploration Inc. (“NGE”)), for an option to earn up to a 70% interest in a joint venture on the Kelly Creek Project.

On June 1, 2026, the Company terminated the Agreement for the Kelly Creek Project. As a result of the termination of the Agreement, for the six months ended June 30, 2026, the Company incurred a write - off of E&E assets of $769,936 (2025 - $nil) which was expensed in the unaudited condensed interim consolidated statement of loss and comprehensive loss.

(d) Project reclamation requirements

As at June 30, 2026, the Company holds total surety bonds of $38,863 in favour of the United Statement Department of the Interior Bureau of Land Management and $43,252 in favour of the Oregon Department of Geology and Mineral Industries in support of the reclamation requirements for its projects.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2026	2025
Trade payables	$74,130	$63,990
Accrued liabilities	34,151	64,934
	$108,281	$128,924

8. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At June 30, 2026, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On February 10, 2026, the Company entered into an ATM Agreement. Under the terms of the ATM Agreement, the Company may, from time to time and at its sole discretion, offer and sell common shares of the Company through the Lead Manager in accordance with the applicable securities laws and any effective registration statement and prospectus then in effect.

As at June 30, 2026, the Company has not issued any common shares under the ATM Agreement.

(b) Other reserves

The Company’s other reserves consisted of the following:

	June 30,	December 31,
	2026	2025
Other reserve - Share options	$3,306,861	$3,288,098
Other reserve - Warrants	63,228	63,228
	$3,370,089	$3,351,326

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026 and 2025
Expressed in United States dollars, except for share data

8. SHARE CAPITAL AND OTHER RESERVES (Continued)

(c) Share options

The following table summarizes the changes in share options for the six months ended June 30:

	2026		2025
		Weighted		Weighted
	Number of	average	Number of	average
	share options	exercise price	share options	exercise price
Outstanding, January 1,	2,946,666	$1.00	3,621,666	$1.01
Forfeited	—	—	(62,500)	0.77
Outstanding, June 30,	2,946,666	$0.99	3,559,166	$1.03

The following table summarizes information about share options outstanding and exercisable at June 30, 2026:

	Share options outstanding		Share options exercisable
	Number of	Weighted	Number of	Weighted
	share options	average years	share options	average
Exercise prices	outstanding	to expiry	exercisable	exercise price
$0.51 - $1.00	2,530,002	2.26	2,473,752	$0.80
$2.01 - $2.50	416,664	4.43	416,664	2.11
	2,946,666	2.57	2,890,416	$0.99

The total share-based compensation expense for the six months ended June 30, 2026 was $18,763 (2025 - $200,815) of which $18,763 (2025 - $180,368) has been expensed in the unaudited condensed interim consolidated statement of loss and comprehensive loss and $nil (2025 - $20,447) has been capitalized to E&E assets.

9. RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel consist of the Company’s directors and officers including its CEO, Vice President (“VP”) Exploration, VP Business Development, and Chief Financial Officer and Corporate Secretary (together, the “CFO”).

Directors and key management compensation is as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Management salaries and consulting fees	$213,738	$171,032	$396,491	$344,423
Directors’ fees	19,229	18,635	38,459	36,866
Share-based compensation	5,320	43,015	17,440	187,510
	$238,287	$232,682	$452,390	$568,799

For the six months ended June 30, 2026, the Company’s officers were reimbursed $43,269 (2025 - $46,495) for expenditures incurred in the normal course of business on behalf of the Company.

For the six months ended June 30, 2026, the Company incurred $39,517 (2025 - $33,101) of expenditures from P2 Gold Inc. under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the unaudited condensed interim consolidated statement of loss and comprehensive loss.

As at June 30, 2026, accounts payable and accrued liabilities include $30,535 (December 31, 2025 - $30,556) owed to related parties of the Company for transactions incurred in the normal course of business.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026 and 2025
Expressed in United States dollars, except for share data

9. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

The Company entered into the Agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project (refer to note 6 (c)) and owns 89,240 common shares of URZ (formerly NGE). As at June 30, 2026, the VP Business Development and a director of the Company serve as directors of URZ (formerly NGE). On January 1, 2026, the VP Business Development was appointed interim Chief Executive Officer of URZ (formerly NGE).

10. FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s cash flows or value of its financial instruments.

(i)Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the unaudited condensed interim consolidated statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of June 30, 2026, with all other variables held constant:

	Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$9,871	$(9,871)
Receivables and other	1,885	(1,885)
Marketable securities	1,193	(1,193)
Accounts payable and accrued liabilities	(4,319)	4,319

(ii)Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and short-term investments. The Company’s current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and short-term investments mature impact interest and finance income earned.

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of June 30, 2026, with all other variables held constant, would be nominal.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026 and 2025
Expressed in United States dollars, except for share data

10. FINANCIAL RISK MANAGEMENT (Continued)

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	June 30,	December 31,
	2026	2025
Cash and cash equivalents	$373,080	$573,159
Short-term investments	1,519,653	2,571,468
	$1,892,733	$3,144,627

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with Canadian Tier 1 chartered financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions (refer to note 6 (d)).

Contractual undiscounted cash flow requirements for contractual obligations as at June 30, 2026 are as follows:

	Carrying	Contractual	Due within	Due within	Due within
	amount	cash flows	1 year	2 years	3 years
Accounts payable and accrued liabilities	$108,281	$108,281	$108,281	$—	$—
	$108,281	$108,281	$108,281	$—	$—

(d) Fair value estimation

The Company’s financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026 and 2025
Expressed in United States dollars, except for share data

10. FINANCIAL RISK MANAGEMENT (Continued)

The following tables present the Company’s financial assets and liabilities measured at fair value on a recurring basis, by level, within the fair value hierarchy.

As at June 30, 2026		Fair value
	Carrying
	value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$11,932	$11,932	$—	$—
	$11,932	$11,932	$—	$—

As at December 31, 2025		Fair value
	Carrying
	value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$22,138	$22,138	$—	$—
	$22,138	$22,138	$—	$—

The Company’s financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using URZ’s (formerly NGE’s) share price on the TSX Venture Exchange.

11. COMMITMENTS

The Company executed an introductory agent agreement with BMR (the “BMR Agreement”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	$5,000
6 months after acquisition	$5,000
12 months after acquisition	$5,000
18 months after acquisition	$5,000
24 months after acquisition	$7,500
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

As at June 30, 2026, the BMR Agreement is not in effect for any of the Company’s mineral projects.

12. SEGMENTED INFORMATION

Exploration and development of mineral projects is considered the Company’s single business segment. All of the Company’s E&E assets are located in the USA.